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                              April 18, 2023

       Ruy Cunha
       Chief Executive Officer
       Lavoro Ltd
       Av. Dr. Cardoso de Melo, 1450
       4th floor, office 401
       S  o Paulo     SP, Brazil, 04548-005

                                                        Re: Lavoro Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 23,
2023
                                                            File No. 333-270791

       Dear Ruy Cunha:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, filed March 23, 2023

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities. We note that the price has been disclosed with regards to the Ordinary
Shares issued to The Production Board and those related to the
                                                        Forward Purchase
Agreement. However, with regards to the Ordinary Shares issued in exchange for securities
Lavoro Agoro Limited, please disclose the price or price range that the selling
securityholders paid for the Lavoro Agoro Limited securities. In addition, please disclose the
price that the selling securityholders paid for the Warrants.
 Ruy Cunha
FirstName
Lavoro LtdLastNameRuy Cunha
Comapany
April       NameLavoro Ltd
       18, 2023
April 218, 2023 Page 2
Page
FirstName LastName
2. We note your cover page disclosure of the exercise price of the warrants compared to the market price of the underlying Ordinary Shares, as well as similar disclosure in the prospectus summary and risk factors sections. Please provide similar disclosure in the
         MD&A section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Liquidity and Capital Resources, page 161

3. We note that your Forward Purchase Agreements with certain investors provide those investors with the right to sell back shares to the company at a fixed price 24 months after the closing date of the business combination or a triggering termination event. Please revise to discuss the risks that these agreements may pose to other securityholders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
General

4. Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. In particular, please disclose the price or price range that the selling securityholders paid for the Lavoro
         Agoro Limited securities. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.
5. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             You state in the risk factor on page 51 that    [f]uture
resales of the ordinary shares
             issued in connection with the Business Combination may cause the market price of your securities to decline. This statement should be updated given that this prospectus is facilitating those sales.
             You state on page 95 that you    expect    data analysis from the
"Control Tower" to
             bring you closer with your clients. You also disclose that the Control Tower was developed in "December 2021." Please update this statement to reflect the current status of the Control Tower project.
             On page 103, you state that you "expect" to be compliant with the Brazilian General
             Data Protection Law by March 2023. Please update this statement to reflect the current status of your regulatory compliance.
             On page 190, you refer to two agreements you "expect" to be renewed in "early
             2023." Please update these statements to reflect the current status of your related party transactions.
 Ruy Cunha
Lavoro Ltd
April 18, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any questions.



                                                           Sincerely,
FirstName LastNameRuy Cunha
                                                           Division of
Corporation Finance
Comapany NameLavoro Ltd
                                                           Office of Trade &
Services
April 18, 2023 Page 3
cc:       Manuel Garciadiaz
FirstName LastName